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UNITED STATES
SECURITIES AND EXCHANGE COMNHSSION
Washington, D.C. 20549

SEC Mail Processing Section



10031616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUL 27 2010

Washington, DC
110

SEC FILE NUMBER
8- 22058

FACING PAGE
Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2009 (MM/DD/YY) AND ENDING MAY 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Buell Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard, Suite 102
(No. and Street)

Glastonbury	Connecticut	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Berris (860) 657-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin, Falce & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91) **potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.**

OATH OR AFFUMATION

I, Chris Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



signature

Pres

Title



Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA
(1943-2010)

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, CT 06033

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2010, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,


Alfin Fagin, Falce & Company, LLC

ALFIN, FAGIN, FALCE & COMPANY, LLC
Certified Public Accountants
June 18, 2010

We present the following report as of May 31, 2010:

Exhibit A -	Statement of Financial Condition as of May 31, 2010.
Exhibit B -	Statement of Income for the Year Ended May 31, 2010.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2010.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2010.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2010.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2010.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2010.
	Independent Auditor's Report on Internal Control Required By SEC RULE 17a-5

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2010

ASSETS

Current Assets:		
Cash and cash equivalents	$ 191,550	
Marketable securities owned, at market value	5,577	
Commissions receivable	885	
Other assets	57,982	
Total Current Assets		$ 255,994
Property and Equipment (net of accumulated depreciation)		-
TOTAL ASSETS		$ 255,994

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$ 88,725	
Accounts payable and accrued expenses	34,793	
Total Liabilities		$ 123,518
Stockholders' Equity:		
Common stock	110,700	
Capital in excess of par	16,686	
Retained earnings	7,613	
Accumulated other comprehensive loss	(2,523)	
Total Stockholders' Equity		132,476
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 255,994

See Accompanying Notes

EXHIBIT B

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2010

Revenues:		
Securities commissions		$ 1,595,809
Operating Expenses:		
Officers' salaries and commissions	$ 103,600	
Commissions	796,277	
Office salaries	138,750	
Payroll taxes	79,147	
Rent	110,222	
Insurance - business	8,676	
Insurance - group	85,460	
Dues and subscriptions	27,581	
Office expenses	24,464	
Communication	44,722	
Legal and audit	11,350	
Retrieval services	39,186	
Clearing expense	95,044	
Property and miscellaneous taxes	3,023	
Charitable contributions	1,080	
Total Operating Expenses		1,568,582
Income Before Provision for Income Taxes		27,227
Provision for income taxes		4,325
Net Income for the Year		$ 22,902

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities:		
Net income		$ 22,902
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Commissions receivable	$ (885)	
Commissions payable	23,470	
Accounts payable and accrued liabilities	3,097	
Total Adjustments		25,682
Net Cash Provided By Operating Activities		48,584
Cash Flows From Financing Activities:		
Redemption and retirement of 350 shares		(35,084)
Net Increase in Cash and Cash Equivalents		13,500
Cash and Cash Equivalents at Beginning of Year		178,050
Cash and Cash Equivalents at End of Year		$ 191,550
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ -
Income taxes		$ 2,000

See Accompanying Notes

EXHIBIT D

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2010

	Common Stock	Capital in Excess of Par	Retained Earnings (Accumulated Deficit)
Balances - May 31, 2009	$ 145,700	$ 16,770	$ (15,289)
Redemption and retirement of 350 shares	(35,000)	(84)	
Net income	-	-	22,902
Balances - May 31, 2010	$ 110,700	$ 16,686	$ 7,613

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred. There was no depreciation expense for the year ended May 31, 2010.

C. Income Taxes:

For the year ended May 31, 2010, the federal income tax and state income tax expenses was $4,325.

D. Marketable Securities:

Marketable securities consist of 300 shares of the NASDAQ common stock; fair market value was $5,577 as of May 31, 2010. The unrealized loss for the year ended May 31, 2010 was $663.

E. Common Stock:

The Company has 4,650 shares authorized common stock, 1,107 of which are issued and outstanding; the shares have a par value of $100. As a result of the death of a shareholder, the Company retired 350 shares during 2010. On May 25, 2010, the Financial Industry Regulatory Authority granted the membership application of the Company with respect to increasing the equity ownership of the current shareholders above the 25% threshold pursuant to NASD Rule 1017.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents as of May 31, 2010 were $164,819.

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following:

Furniture and equipment	$ 112,565
Less: Accumulated depreciation	112,565
Cost Less Depreciation	$ -

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2010, the Company has net capital of $120,522 which was $70,522 in excess of the minimum required.

Note 6 - Rent Expense:

In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The lease term is from December 22, 2005 through May 31, 2011 and obligates the Company to pay a pro rata share of operating expenses. Total rent expense for the year ended May 31, 2010 was $110,222.

At May 31, 2010, future minimum lease payments over the term of the lease were as follows:

May 31, 2011	$ 112,137

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

The Company did not have any advertising costs for the year ended May 31, 2010.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2010

Stockholders' Equity, per Exhibit A		$ 132,476
Less: Nonallowable assets & other deductions:		
Other assets	$ 7,834	
Total Nonallowable Assets & Other Deductions		7,834
Net capital before haircuts on security positions		124,642
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		4,120
Net Capital		120,522
Less: Net capital requirement (greater of $8,235, 6 2/3% of aggregate indebtedness of $123,518, or $50,000)		50,000
Net Capital in Excess of Requirement		$ 70,522
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		123,518
Less: Non-Aggregate indebtedness liabilities		-
Aggregate Indebtedness		$ 123,518
Percentage of Aggregate Indebtedness to Net Capital		102%

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
MAY 31, 2010

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
MAY 31, 2010

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2010) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report		$ 120,522
Adjustments:		
None		
Total Adjustments		-
Net Capital, per Audit Report - Schedule 1		$ 120,522

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2010) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report		$ 123,517
Adjustments:		
Rounding	1	
Total Adjustments		1
Requirement, per Audit Report - Schedule 1		$ 123,518

See Accompanying Notes

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA
(1943-2010)

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In planning and performing our audit of the financial statements of Buell Securities Corp. as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2010, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings. Please see the Agreed-Upon Procedures Report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at May 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin, Falce & Company, LLC

ALFIN, FAGIN, FALCE & COMPANY, LLC
Certified Public Accountants

June 18, 2010

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915
FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA
(1943-2010)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard Suite 102
Glastonbury, CT 06033

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from June 1, 2009 to May 31, 2010, which were agreed to by Buell Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Buell Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Buell Securities Corp.'s management is responsible for the Buell Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2010 with the amounts reported in Form SIPC-7 for the period from June 1, 2009 to May 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin, Falce & Company, LLC

ALFIN, FAGIN, FALCE & COMPANY, LLC
Certified Public Accountants

July 22, 2010

Buell Securities Corp.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 6/1/09 - 5/31/10

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 6	6/1/09 - 11/30/09	1,895	(1,895)		-	12/29/09	FINRA
SIPC - 7	6/1/09 - 5/31/10	3,517	(1,622)	(1,895)	-	7/22/10	FINRA

NOTE:
The amount paid from the SIPC - 6 was properly applied to the SIPC - 7 assessment balance.